January 26, 2012
VIA EDGAR
Norman von Holtzendorff
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Post Holdings, Inc. Amendment No. 4 Registration Statement on Form 10 Filed January 25, 2012 File No. 1-35305 Request for Acceleration of Effectiveness
Ladies and Gentlemen:
          Post Holdings, Inc., a Missouri corporation (the “Company”), respectfully requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) be accelerated so that it may become effective on January 26, 2012 at 5 P.M. Eastern, or as soon thereafter as practicable.
          In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: on January 16, 2012, the board of directors of Ralcorp Holdings, Inc., a Missouri corporation (“Ralcorp”), took several actions in connection with the spin-off of the Company from Ralcorp, including establishing the distribution ratio for the spin-off, and setting a record date of January 30, 2012 and a distribution date of February 3, 2012. The Company and Ralcorp wish to commence the process of printing and mailing the information statement as soon as possible.
          The Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the undersigned by telephone at (314) 877-7125, by facsimile at (314) 877-7748 or by email at GABillha@ralcorp.com. Please contact the undersigned with any questions.
Sincerely,
/s/ Gregory A. Billhartz

Gregory A. Billhartz
Secretary
Post Holdings, Inc.